AFRICAN DEVELOPMENT BANK
BANQUE AFRICAINE DE DEVELOPPEMENT

File No 83-4
Regulation AFDB
Sections 288.2 and
288.4(a), (b) and (c)

SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION")
WASHINGTON D.C. 20549
PERIODIC REPORT

Persuant to Sections 288.2 and 288.4(a), (b) and (c) of Regulation AFDB (17 C.F.R. Part 288) adopted pursuant to Section 9(a) of the African Development Bank Act (22 USC Sec. 290i-9(a)), the African Development Bank hereby submits the information described below.

QUARTER ENDED 31 DECEMBER 2021
(the "Quarter")
AFRICAN DEVELOPMENT BANK (the "Bank")
ABIDJAN, COTE D'IVOIRE

1. Information concerning any purchases or sales by the Bank of its primary obligations during the Quarter:

Borrowing transactions

Description	Type of Transaction	Trade Date	Value Date	Maturity Date	Amount in currency (million)	Dealer
ZAR 300 million 'Integrate Africa' Fixed Rate Notes	Borrowing	6-Oct-21	13-Oct-21	13-Apr-27	JPY 100.00	Daiwa Capital Markets
AUD 40 million 'Feed Africa' Fixed Rate Notes	Borrowing	14-Oct-21	27-Oct-21	27-Oct-31	AUD 40.00	Natixis
ZAR 300 million Zero Coupon Rate Notes_Tap 5	Borrowing	21-Oct-21	1-Nov-21	9-Sep-36	ZAR 88.13	JP Morgan
IDR 15 billion IDR 15 billion 'Improve the Quality of Life for the People of Africa' Fixed Rates Notes Tap 1	Borrowing	21-Oct-21	29-Nov-21	30-Nov-26	IDR 15,000.00	Credit Agricole Corporate & Investment Bank
INR 115 million Zero Coupon Notes	Borrowing	22-Oct-21	29-Nov-21	28-Nov-25	INR 97.35	Credit Agricole Corporate & Investment Bank
AUD 30 million Kangaroo Fixed Rate Notes Tap 14	Borrowing	25-Oct-21	2-Nov-21	6-Mar-24	AUD 30.00	TD Securities
GBP 500 million Fixed Rate Notes	Borrowing	25-Oct-21	2-Nov-21	16-Dec-24	GBP 500.00	Barclays / Deutsche Bank / RBC
BRL 60 million 'Integrate Africa' Fixed Rate Notes	Borrowing	27-Oct-21	4-Nov-21	4-Nov-25	BRL 60.00	Daiwa Capital Markets
INR 160 million 'Integrate Africa' Zero Coupon Notes_ Tap 1	Borrowing	28-Oct-21	8-Nov-21	1-Jun-23	INR 148.97	Daiwa Capital Markets
CNY 250 million 1-Year Offshore Fixed Rate Notes	Borrowing	29-Oct-21	5-Nov-21	7-Nov-22	CNY 250.00	BNP Paribas
USD 1 million Callable Fixed Rate PRDC Notes	Borrowing	29-Oct-21	16-Nov-21	17-Nov-51	USD 1.00	MUFG Securities
ZAR 40 million Fixed Rate Notes	Borrowing	4-Nov-21	16-Nov-21	17-Nov-25	ZAR 40.00	JP Morgan
AUD 65 million Kangaroo Fixed Rate Notes Tap 15	Borrowing	5-Nov-21	12-Nov-21	6-Mar-24	AUD 65.00	Australia and New Zealand Banking Group
USD 100 million Fixed Rate Notes	Borrowing	8-Nov-21	15-Dec-21	12-Dec-26	USD 100.00	CastleOak Securities
USD 40 million Fixed Rate Notes Tap 1	Borrowing	10-Nov-21	15-Dec-21	12-Dec-26	USD 40.00	CastleOak Securities
USD 3 million Fixed Rate UGX linked Notes	Borrowing	12-Nov-21	22-Nov-21	22-Nov-23	USD 3.00	ING Bank

ECP transactions

Type of Transaction	Trade Date	Value Date	Maturity Date	Amount in currency (million)	Dealer
Commercial Paper	8-Nov-21	9-Nov-21	10-Nov-21	USD 0.25	Citi

Matured bonds

The Bank redeemed in full the following amounts in respect of its primary obligations during the Quarter:

Description	Trade Date	Value Date	Maturity Date	Amount Redeemed (million)
ZAR 580 million Deep Discount Fixed Rate Notes	28-Sep-11	26-Oct-11	26-Oct-21	ZAR 580.00
ZAR 850 million Deep Discount Fixed Rate Notes	26-Oct-11	24-Nov-11	24-Nov-21	ZAR 850.00
ZAR 350 million Deep Discount Fixed Rate Notes	25-Nov-11	21-Dec-11	21-Dec-21	ZAR 350.00
USD 200 million bullet Fixed Rate Notes	24-Oct-16	31-Oct-16	31-Oct-21	USD 200.00
RUB 3,500 million Zero Coupon Notes	6-Dec-16	29-Dec-16	29-Dec-21	RUB 3,500.00
GBP 800 million Benchmark Fixed Rate Notes	12-Jan-17	20-Dec-19	20-Dec-21	GBP 800.00
BRL 7.3 million Fixed Rate Notes	17-Aug-17	11-Oct-17	13-Oct-21	BRL 7.30
IDR 18 billion Fixed Rate Notes	18-Aug-17	11-Oct-17	12-Oct-21	IDR 18,000.00
BRL 5.8 million Fixed Rate Notes	20-Sep-17	7-Nov-17	8-Nov-21	BRL 5.80
IDR 18 billion 'Improve the Quality of Life for the people of Africa' Fixed Rate Notes	20-Sep-17	7-Nov-17	8-Nov-21	IDR 18,000.00
BRL 3.2 million Fixed Rate Notes 'Improve the quality of life for the people of Africa'	29-Sep-17	8-Nov-17	9-Nov-21	BRL 3.20
ZAR 24 million 'Improve the Quality of Life for the people of Africa' Fixed Rate Notes	6-Oct-17	21-Nov-17	22-Nov-21	ZAR 24.00
BRL 8 million Fixed Rate Notes	17-Oct-17	12-Dec-17	13-Dec-21	BRL 8.00
IDR 18 billion Fixed Rate Notes	20-Sep-17	7-Nov-17	13-Dec-21	IDR 18,000.00
BRL 62.5 million Fixed Rate Notes	27-Sep-18	15-Oct-18	29-Nov-21	BRL 62.50
INR 350 million 'Feed Africa' Zero Coupon Notes	23-May-18	1-Jun-18	1-Dec-21	INR 350.00
USD 10.45 million Fixed Rate Notes	14-Sep-18	30-Oct-18	28-Oct-21	USD 10.45
MXN 195 million Fixed Rate Notes	14-Sep-18	30-Oct-18	28-Oct-21	MXN 195.00
INR 97 million 'Improve the Quality of Life for the people of Africa' Fixed Rate Notes	25-Sep-18	25-Oct-18	26-Oct-21	INR 97.00
ZAR 20 million Fixed Rate Notes	15-Oct-18	15-Nov-18	16-Nov-21	ZAR 20.00
INR 100 million 'Improve the Quality of Life for the people of Africa' Fixed Rate Notes	22-Oct-18	28-Nov-18	29-Nov-21	INR 100.00
INR 100 million Fixed Rate Notes	20-Nov-18	27-Dec-18	29-Dec-21	INR 100.00
USD 500 million Green Bond Fixed Rate Notes	27-Nov-18	06-Dec-2018	06-Dec-21	USD 500.00
TRY 98 million 'Improve the Quality of Life for the people of Africa' Zero Coupon Note	23-Aug-19	17-Oct-19	18-Oct-21	TRY 98.00
TRY 51 million Zero Coupon Notes	9-Oct-19	26-Nov-19	26-Nov-21	TRY 51.00
USD 750 million FRN	14-Jan-20	24-Apr-20	15-Dec-21	USD 750.00

Matured ECP transactions

Type of Transaction	Trade Date	Value Date	Maturity Date	Amount in currency (million)	Dealer
Commercial Paper	8-Nov-21	9-Nov-21	10-Nov-21	USD 0.25	Citi

Buyback transactions

The Bank did not execute any buyback during the Quarter.

Callable bonds

No call exercise during the Quarter.

2. Attached hereto please find a soft copy of the Bank's financial statement for the period ending 31 December 2021.

3. With regards to Section 288.2(a)(3) of Regulation AFDB the Bank states that:

No material modifications or amendments of any exhibits previously filed with the Commission under any statute were made during the Quarter.

Pursuant to the requirement of Section 288.4(a) of Regulation AFDB, this Report has been signed on behalf of the African Development Bank by the undersigned who is a duly authorized officer thereof.

Yours Faithfully,

Hassatou Diop N'Sele

Treasurer